P.O. Box: 51036 Eglinton Square, Toronto, ON, M1L 4T0

Phone: (416) 751-4242

November 4, 2021

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	Request for Qualification – Caary Capital Ltd. Amendment No. 1 to Offering Statement on Form 1-A
Filed November 2, 2021 File No. 024-11590

Ladies and Gentlemen:

Caary Capital Ltd. (the "Registrant"), respectfully requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11590), as amended (the “Offering Statement”), so that it may be qualified on or before 4:30 p.m. (Eastern Time) on November 5, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Caary Capital Ltd.

/s/ John MacKinlay
John MacKinlay
Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC